tns

03032517

BY COURIER

2nd November 2003

Securities and Exchange Commission
Filing Desk
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC 20549
United States

Dear Sir/Madam

Taylor Nelson Sofres plc: file no. 82-4668v

In accordance with the requirements of rule 12-g3-2b please find enclosed a Schedule 11 announcement that was released to the London Stock Exchange.

Yours faithfully

Judith George

Encl.

C.c. Zafar Aziz - Bank of New York (London)
Robert Goad - Bank of New York (US)

dlw 10/6

File no: 82-4668

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO 511854

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc	**2.** Name of director DAVID SOUTAR LOWDEN
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) DAVID SOUTAR LOWDEN
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	**6.** Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary

7. Number of shares/amount of stock acquired	**8.** Percentage of issued class	**9.** Number of shares/amount of stock disposed	**10.** Percentage of issued class
11. Class of security	**12.** Price per share	**13.** Date of transaction	**14.** Date company informed

15. Total holding following this notification	**16.** Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant 30 SEPTEMBER 2003	**18.** Period during which or date on which exercisable 30 SEPTEMBER 2006
19. Total amount paid (if any) for grant of the option £1	**20.** Description of shares or debentures involved: class, number 38,258 ORDINARY SHARES, 5 PENCE EACH
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 189.5 PENCE PER SHARE	**22.** Total number of shares or debentures over which options held following this notification 1,043,258
23. Any additional information GRANT OF SHARE OPTIONS UNDER THE TAYLOR NELSON SOFRES EQUITY PARTICIPATION PLAN	**24.** Name of contact and telephone number for queries JUDITH GEORGE, 0208 967 4655 OR 07734 044320

25. Name and signature of authorised company official responsible for making this notification
IAN PORTAL, GROUP COMPANY SECRETARY

Date of notification 2 October 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

AVS NO 511854

All relevant boxes should be completed in block capital letters.

1. Name of company TAYLOR NELSON SOFRES plc	**2.** Name of director DAVID SOUTAR LOWDEN
3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest	**4.** Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified) DAVID SOUTAR LOWDEN
5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)	**6.** Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary /non discretionary

7. Number of shares/amount of stock acquired	**8.** Percentage of issued class	**9.** Number of shares/amount of stock disposed	**10.** Percentage of issued class
11. Class of security	**12.** Price per share	**13.** Date of transaction	**14.** Date company informed

15. Total holding following this notification	**16.** Total percentage holding of issued class following this notification

If a director has been granted options by the company please complete the following boxes.

17. Date of grant 30 SEPTEMBER 2003	**18.** Period during which or date on which exercisable 30 SEPTEMBER 2006
19. Total amount paid (if any) for grant of the option £1	**20.** Description of shares or debentures involved: class, number 38,258 ORDINARY SHARES, 5 PENCE EACH
21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise 189.5 PENCE PER SHARE	**22.** Total number of shares or debentures over which options held following this notification 1,043,258
23. Any additional information GRANT OF SHARE OPTIONS UNDER THE TAYLOR NELSON SOFRES EQUITY PARTICIPATION PLAN	**24.** Name of contact and telephone number for queries JUDITH GEORGE, 0208 967 4655 OR 07734 044320

25. Name and signature of authorised company official responsible for making this notification IAN PORTAL, GROUP COMPANY SECRETARY Date of notification 2 October 2003